

Mail Stop 3720

December 17, 2009

Mr. Craig Stout
Chief Financial Officer
Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, New York 10954

> **RE: Vemics, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed October 13, 2009**
> **File No. 0-52765**

Dear Mr. Stout:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

2. Summary of Significant Accounting Policies, page 29
Revenue Recognition, page 29

1. We note that you consider you services to be under the scope of SOP 97-2. Tell how you determined that 70% of the contract price is attributable to support. Also tell us why you believe it is appropriate to recognize the support revenue at the time of receipt. Refer to SOP 97-2 in your response.

2. Tell us why you believe that recognizing revenue related to the CME programs paid up front is recognizable immediately. Tell us how you consider delivery met. Refer to SAB 104 in your response.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director